Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

May 8, 2015

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Carbonite, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 1, 2015
File No. 001-35264

Dear Mr. Orlic:

On behalf of Carbonite, Inc. (the “Company”), I am submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated May 6, 2015 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed on May 1, 2015. The Company is concurrently filing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”), which incorporates the revisions discussed below.

For your convenience, set forth below in italics are each of the comments in the Comment Letter, followed by the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the Revised Proxy Statement. References in this letter to “we,” “our” or “us” mean the Company, and capitalized terms used, but not defined, in our letter have the meanings given to such terms in the Revised Proxy Statement.

General

1.	Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation, per Item 4(b)(4) of Schedule 14A.

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Response:

In response to the Staff’s comment, the Company has revised its disclosure to add the following sentence at the end of the paragraph under the question “Who is paying for this proxy solicitation?” on page 9 of the Revised Proxy Statement:

If Engine Capital proceeds with a potential proxy contest, the Company estimates that the total amount to be spent in connection with the solicitation would be $150,000. The total expenditures to date in connection with the solicitation have been $40,000.

How are votes counted?, page 8

2.	Disclosure states that, with respect to Proposal Two, a broker may exercise its discretion to vote for or against that proposal in the absence of a security holder’s instruction. We understand that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to clarify that brokers would not have the authority to vote a stockholder’s shares held in “street name” with respect to Proposal Two if such stockholder receives proxy materials from or on behalf of both the Company and any other person. In particular, the Company has revised and restated in its entirety the fourth paragraph under the question “How are votes counted?” on page 8 of the Revised Proxy Statement as follows:

If your shares are held by a broker, bank, or other agent (that is, in “street name”) and you do not instruct the broker, bank, or other agent as to how to vote these shares on Proposals One or Three, the broker, bank, or other agent may not exercise discretion to vote for or against those proposals. This would be a “broker non-vote” and these shares will not be counted as having been voted on the applicable proposal. However, “broker non-votes” will be considered present at the Annual Meeting and will be counted towards determining whether or not a quorum is present. With respect to Proposal Two, the broker, bank, or other agent may exercise its discretion to vote for or against that proposal in the absence of your instruction, except that, if any other person sends you proxy materials to solicit your proxy, your broker will not have “discretionary” authority to vote your shares with respect to Proposal Two. Please instruct your broker, bank, or other agent so that your vote can be counted.

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Proposal One – Election of Directors, page 24

3.	Disclosure states that, in the event that any nominee is unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our Board may propose. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A. Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to conform to the language of Rule 14a-4(c)(5) of Regulation 14A. In particular, the Company has revised and restated in its entirety the fourth paragraph under “Proposal One—Election of Directors” on page 24 of the Revised Proxy Statement as follows:

Shares represented by executed WHITE proxy cards will be voted, if authority to do so is not withheld, for the election of Messrs. Ali, Gyenes and Vazirani. In the event that any nominee is unable to serve or for good cause will not serve, such shares will be voted for the election of such substitute nominee as our Board may propose. Each of Messrs. Ali, Gyenes and Vazirani has agreed to serve if elected, and management has no reason to believe that any such nominee will be unable to serve. Directors are elected by a plurality of the votes cast at the Annual Meeting, meaning the three nominees receiving the highest number of votes will be elected. An abstention or a broker non-vote on Proposal One will not have any effect on the election of directors.

Furthermore, the Company hereby confirms that if the Company shall lawfully identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) to the extent required, includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal Two – Ratification of Selection of… Public Accounting Firm, page 25

4.	Disclosure states that broker non-votes will not be counted for any purpose in determining whether this matter has been approved. Please revise this to account for

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

earlier disclosure stating that shares represented by broker non-votes are present and entitled to vote, and that the voting standard for this proposal is a majority of shares present and entitled to vote. Please also disclose the effect of broker non-votes on Proposals One and Three. See Item 21(b) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has revised the earlier disclosure on page 8 of the Revised Proxy Statement by striking the statement that broker non-votes will be considered “entitled to vote” (see such revised disclosure above in the Response to the Staff’s comment No. 2). The Company has also revised its disclosure on Proposal Two by revising and restating in its entirety the third paragraph under “Proposal Two— Ratification of Selection of Independent Registered Public Accounting Firm” as follows:

To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a “For” vote from the holders of a majority in voting power of the shares of Common Stock which are present in person or represented by proxy and entitled to vote on the proposal. Abstentions and broker non-votes will be counted as present. Abstentions will have the same effect as an “Against” vote for purposes of determining whether this matter has been approved. Broker non-votes will be counted as present but will not be counted for any other purpose in determining whether this matter has been approved.

Additionally, the Company has revised its disclosure to disclose the effect of broker non-votes on Proposals One and Three. Specifically, the Company has added a sentence to the end of the fourth paragraph under “Proposal One—Election of Directors” on page 24 of the Revised Proxy Statement (see such revised disclosure above in the Response to the Staff’s comment No. 3) and the Company has added the following new paragraph after the fourth paragraph on page 26 of the Revised Proxy Statement:

The affirmative vote from the holders of a majority in voting power of the shares of Common Stock which are present in person or represented by proxy and entitled to vote on the proposal is required for approval of Proposal Three. Abstentions and broker non-votes will be counted as present. Abstentions will have the same effect as an “Against” vote for purposes of determining whether this matter has been approved. Broker non-votes will be counted as present but will not be counted for any other purpose in determining whether this matter has been approved.

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (617) 587-1104 or DSheer@carbonite.com.

Sincerely,

/s/ Danielle Sheer

Danielle Sheer

General Counsel and Secretary